                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE TO
                               (AMENDMENT NO. 6)
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              KENETECH CORPORATION
                       (Name of Subject Company (Issuer))

                                KC MERGER CORP.
                             KC HOLDING CORPORATION
                        VALUEACT CAPITAL PARTNERS, L.P.
                              VA PARTNERS, L.L.C.
                      (Names of Filing Persons (Offerors))

                   Common Stock, Par Value $.0001 Per Share,
              Together With The Associated Rights Attached Thereto
                         (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                                JEFFREY W. UBBEN
                            SECRETARY AND TREASURER
                                KC MERGER CORP.
                             KC HOLDING CORPORATION
                      C/O VALUEACT CAPITAL PARTNERS, L.P.
                               ONE MARITIME PLAZA
                                   SUITE 1400
                            SAN FRANCISCO, CA 94111
                                 (415) 362-3700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)



                                   Copies to:

                              DENNIS M. MYERS, ESQ.
                                KIRKLAND & ELLIS
                             200 EAST RANDOLPH DRIVE
                                CHICAGO, IL 60601
                                 (312) 861-2000

                           CALCULATION OF FILING FEE

________________________________________________________________________________
 Transaction Valuation*                                  Amount of Filing Fee**
________________________________________________________________________________
      $34,548,971                                                $6,910
________________________________________________________________________________


* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.04, the per share tender offer price, by 33,220,164, the sum of (i) 31,970,164 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 750,000 shares of Common Stock and (iii) outstanding warrants with respect to 500,000 shares of Common Stock, in each case as of October 20, 2000.

** Calculated as 1/50 of 1% of the transaction value.

[x] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,910                   Filing Party: KC Merger Corp.
Form or Registration No.:  Schedule TO            Date Filed:  November 7, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[x] going-private transaction subject to Rule 13e-3.
[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      KC Holding Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            27,386,618

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             27,386,618

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      27,386,618
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      KC Merger Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            27,386,618

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             27,386,618

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      27,386,618

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ValueAct Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            27,386,618

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             27,386,618

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      27,386,618
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      VA Partners, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          27,386,618
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          27,386,618
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      27,386,618
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

     This Amendment No. 6 (the "Amendment No. 6") amends and supplements the Tender Offer Statement on Schedule TO filed by KC Merger Corp., a Delaware corporation ("Purchaser"), KC Holding Corporation, a Delaware corporation ("Parent"), and ValueAct Capital Partners, L.P., a Delaware limited partnership ("VAC") on November 7, 2000, as amended by Amendment No. 1 to Schedule TO filed on November 14, 2000, Amendment No. 2 to Schedule TO filed on November 27, 2000, Amendment No. 3 to Schedule TO filed on November 29, 2000, Amendment No. 4 to Schedule TO filed on December 13, 2000, and Amendment No. 5 to Schedule TO filed on December 20, 2000 (the "Schedule TO") relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.0001 per share, and the associated rights attached thereto (together, the "Shares"), of KENETECH Corporation, a Delaware corporation (the "Company" or "KENETECH"), at a purchase price of $1.04 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "Offer to Purchase"), as amended by the Supplement to Offer to Purchase dated November 26, 2000 (the "Supplement"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i), (a)(1)(vii) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). VA Partners, L.L.C. was added as a filing person to the Schedule TO pursuant to Amendment No. 2 to Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase and/or the Supplement.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

     Item 8 of the Schedule TO is hereby amended and supplemented by including the following information:

     On December 27, 2000, Parent issued 472,803 shares of Parent common stock to Mr. Lerdal in exchange for the Contribution Shares pursuant to and in accordance with the terms and provisions of the Subscription Agreement. Immediately thereafter, Parent contributed the Contribution Shares to Purchaser as a capital contribution.

     On December 28, 2000, Purchaser accepted for purchase and payment, pursuant to the Offer, all Shares which were validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City time, on December 27, 2000. Based on information provided by Mellon Investor Services, L.L.C., the depositary for the Offer, 16,021,160 Shares (including 49,502 Shares tendered pursuant to notices of guaranteed delivery), or approximately 78% of the outstanding Shares (excluding the Shares held by Mr. Lerdal), were validly tendered pursuant to the Offer and not withdrawn. Upon purchase of the tendered Shares, Purchaser will own approximately 86% of the outstanding Shares. The press release announcing the acceptance of Shares for purchase and payment is attached hereto as Exhibit (a)(1)(xiii).

     The Offer will be followed by the Merger between the Company and Purchaser. Pursuant to the Merger, the public stockholders of the Company who did not tender their Shares in the Offer and who do not seek appraisal of their Shares pursuant to the provisions of applicable law will have their Shares converted into the right to receive the same $1.04 per Share. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent. Purchaser intends to consummate the Merger as soon as possible.

     The consummation of the Offer was publicly announced in a press release issued by Purchaser on December 28, 2000, a copy of which is filed as Exhibit
(a)(1)(xiii) hereto and incorporated herein by reference.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

     Exhibit No.    Description
     -----------    -----------

     (a)(1)(xiii)   Press Release issued by Purchaser on December 28, 2000.

          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2000      SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                              KC MERGER CORP.

                              By: /s/ Jeffrey W. Ubben
                                  --------------------
                                  Name:  Jeffrey W. Ubben
                                  Title: Secretary/Treasurer

                              KC HOLDING CORPORATION

                              By: /s/ Jeffrey W. Ubben
                                  --------------------
                                  Name:  Jeffrey W. Ubben
                                  Title: Secretary/Treasurer

                              VALUEACT CAPITAL PARTNERS, L.P.

                              By:   VA Partners, L.L.C.
                              Its:  General Partner

                              By: /s/ Jeffrey W. Ubben
                                  --------------------
                                  Name:  Jeffrey W. Ubben
                                  Title: Managing Member

                              VA PARTNERS, L.L.C.

                              By: /s/ Jeffrey W. Ubben
                                  ---------------------
                                  Name:  Jeffrey W. Ubben
                                  Title: Managing Member

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------

(a)(1)(i)     Offer to Purchase, dated November 6, 2000.

(a)(1)(ii)    Form of Letter of Transmittal

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter to Clients for use by Brokers, Dealers, Commerical Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)   Supplement to Offer to Purchase, dated November 26, 2000.

(a)(1)(viii)  Press Release issued by Purchaser on November 29, 2000.

(a)(1)(ix)    Press Release issued by the Company on December 12, 2000.

(a)(1)(x)     Press release issued by Purchaser on December 12, 2000.

(a)(1)(xi)    Amendment No. 1 to Merger Agreement.

(a)(1)(xii) Press Release issued by Purchaser and the Company on December 19, 2000.

*(a)(1)(xiii) Press Release issued by Purchaser on December 28, 2000.

(a)(5)(i)     KENETECH Corporation Press Release, dated October 25, 2000.

(a)(5)(ii)    KC Holding Corporation Press Release, dated November 7, 2000.

(a)(5)(iii) Pages 16 through 35 of the Annual Report on Form 10-K filed by the Company for the year ended December 31, 1999 (incorporated by reference to the Form 10-K filed by the Company on March 28,
              2000).

(a)(5)(iv) Pages 4 through 17 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended June 30, 2000 (incorporated by reference to the Form 10-Q filed by the Company on August 14, 2000).

(a)(5)(v) Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint in the action styled Kohls v. Duthie, et al.

(a)(5)(vi) Pages 3 through 28 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended September 30, 2000 (incorporated by reference to the Form 10-Q filed by the Company on November 14, 2000).


(a)(5)(vii) Memorandum Opinion, dated December 11, 2000, in the action styled Kohls v. Duthie, et al.

(b)           None.

(c)(1) Fairness Opinion to Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (included as Annex A to Offer to Purchase).

(c)(2) Presentation to the Company's Special Committee and Board of Directors by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated October 25, 2000.

(c)(3)        Schedule of the 823 U.S. acquisitions considered by Houlihan
              Lokey.

(c)(4)        Feasibility Assessment of the Proposed Astoria Energy Project.

(d)(1) Agreement and Plan of Merger, dated as of October 25, 2000, among Parent, Purchaser and the Company (included as Schedule D to Offer to Purchase).

(d)(2) Confidentiality Agreement, dated June 29, 2000, between VAC and the Company.

(d)(3) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal.

(d)(4) Voting Agreement, dated October 25, 2000, among Purchaser, Parent and Mark D. Lerdal.

(d)(5) Subscription and Contribution Agreement, dated October 24, 2000, among Parent, VAC and Mark D. Lerdal.

(d)(6) Guaranty, dated October 25, 2000, executed by VAC for the benefit of the Company.

(d)(7) Form of Stockholders Agreement, among Parent, Mark D. Lerdal, and the persons named therein.

(f)           Section 262 of the General Corporation Law of State of Delaware;
              Chapter 13 of the General Corporation Law of the State of California (included as Schedule C to Offer to Purchase).

(g)           None.

(h)           None.

*Filed herewith.

                                       10